Leerink Partners LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$133,290,716
Receivable from and deposit with clearing broker	10,932,196
Receivable from clients, net of allowance for doubtful accounts of $108,787	9,790,985
Notes receivable from employees, net of accumulated amortization of $4,474,477	6,116,132
Marketable securities, at fair value	12,515,610
Non-marketable securities, at fair value	2,030,075
Due from affiliates	182,266
Prepaid expenses	6,362,070
Furniture and equipment, net	3,372,717
Goodwill	623,026
Other assets	1,765,200
Total assets	$186,980,993

Liabilities and members' equity

Liabilities:

Securities sold, not yet purchased, at fair value	$ 445,200
Accrued compensation and employee benefits	103,245,467
Accounts payable, accrued expenses and due to brokers	10,061,662
Deferred revenue	334,119
Total liabilities	114,086,448
Commitments and contingencies (Note 8)	-
Members' equity	72,894,545
Total liabilities and members' equity	$186,980,993

The accompanying notes are an integral part of this financial statement.